UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 75091 / June 2, 2015

Admin. Proc. File No. 3-16425

In the Matter of

BOOKTECH.COM, INC.,
CATHEL PARTNERS, LTD.,
DIRECT MARKETS HOLDINGS CORP.,
LAIDLAW ENERGY GROUP, INC., AND
WILLCOX & GIBBS, INC.

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

        The time for filing a petition for review of the initial decision in this proceeding has
expired. No such petition has been filed by booktech.com, inc., Cathel Partners, Ltd.,
Direct Markets Holdings Corp., Laidlaw Energy Group, Inc., or Willcox & Gibbs, Inc., and the
Commission has chosen not to review the decision on its own initiative.

        Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules
of Practice,[1] that the initial decision of the administrative law judge,[2] has become the final
decision of the Commission with respect to booktech.com, inc., Cathel Partners, Ltd., Direct
Markets Holdings Corp., Laidlaw Energy Group, Inc., and Willcox & Gibbs, Inc. The order

---

[1]   17 C.F.R. § 201.360(d).

[2]   *booktech.com, inc., Cathel Partners, Ltd., Direct Markets Holdings Corp., Laidlaw Energy
Group, Inc., and Willcox & Gibbs, Inc*., Initial Decision Rel. No. 777 (Apr. 20, 2015), 111 SEC
Docket 07, 2015 WL 1776223. The stock symbols and Central Index Key numbers are:
1090309 for booktech.com, inc.; 773430 for Cathel Partners, Ltd.; MKTSQ and 1054303 for
Direct Markets Holdings Corp.; LLEG and 1538492 for Laidlaw Energy Group, Inc.; and
1037070 for Willcox & Gibbs, Inc.

contained in that decision is hereby declared effective. The initial decision ordered that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of booktech.com, inc., Cathel Partners, Ltd., Direct Markets Holdings Corp., Laidlaw Energy Group, Inc., and Willcox & Gibbs, Inc., is hereby revoked.

For the Commission, by the Office of the General Counsel, pursuant to delegated authority.

Brent J. Fields
Secretary

INITIAL DECISION RELEASE NO. 777
ADMINISTRATIVE PROCEEDING
FILE NO. 3-16425

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of BOOKTECH.COM, INC., CATHEL PARTNERS, LTD., DIRECT MARKETS HOLDINGS CORP., LAIDLAW ENERGY GROUP, INC., AND WILLCOX & GIBBS, INC.	INITIAL DECISION ON DEFAULT April 20, 2015

APPEARANCE: Neil J. Welch, Jr., Division of Enforcement, Securities and Exchange Commission

BEFORE: Brenda P. Murray, Chief Administrative Law Judge

The Securities and Exchange Commission (Commission) issued an Order Instituting Administrative Proceedings (OIP) on March 9, 2015, alleging that Respondents have securities registered with the Commission pursuant to Section 12(g) of the Securities Exchange Act of 1934 (Exchange Act) and have not filed required periodic reports.

In an order issued on March 27, 2015, I postponed the hearing scheduled to begin on March 30, 2015, and ordered a telephonic prehearing conference on April 6, 2015. *booktech.com, inc.*, Admin Proc. Rulings Release No. 2471, 2015 SEC LEXIS 1130. In the March 27, 2015, order, I found that Respondents' Answers had been due by March 26, 2015, and stated that any Respondent that did not file an Answer, appear at the prehearing conference, or otherwise defend the proceeding would be found in default. *Id.* (citing C.F.R. 201.155(a), .220(f), .221(f)).

No Respondent appeared at the prehearing conference on April 6, 2015. As of the date of this Initial Decision, no Respondent has filed an Answer or otherwise defended the proceeding. Accordingly, I find booktech.com, inc. (booktech.com), Cathel Partners, Ltd. (Cathel Partners), Direct Markets Holdings Corp. (Direct Markets), Laidlaw Energy Group, Inc. (Laidlaw Energy), and Willcox & Gibbs, Inc. (Willcox & Gibbs), to be in default and find the allegations in the OIP to be true. *See* C.F.R. 201.155(a), (b), .220(f), .221(f).

Findings of Fact

booktech.com, Central Index Key (CIK) No. 1090309, is a permanently revoked Nevada corporation located in Woburn, Massachusetts, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). booktech.com is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended June 30, 2001, which reported a net loss of $5,932,056 for the previous three months.

Cathel Partners, CIK No. 773430, is a void Delaware corporation located in Harrington Park, New Jersey, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Cathel Partners is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended June 30, 2000, which reported a net loss of $1,313,424 from the company's June 7, 1985, inception through June 30, 2000.

Direct Markets, CIK No. 1054303, is a void Delaware corporation located in New York, New York, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Direct Markets is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended June 30, 2012, which reported a net loss of $8,990,000 for the prior three months. As of March 3, 2015, the company's stock (symbol "MKTSQ") was traded on the over-the-counter markets. On January 11, 2013, the company filed a Chapter 7 petition in the U.S. Bankruptcy Court for the Southern District of New York, and the case was still pending as of December 2, 2014.

Laidlaw Energy, CIK No. 1538492, is a New York corporation located in New York, New York, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Laidlaw Energy is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended June 30, 2012, which reported a net loss of $801,372 for the prior six months. As of March 3, 2015, the company's stock (symbol "LLEG") was traded on the over-the-counter markets.

Willcox & Gibbs, CIK No. 1037070, is a void Delaware corporation located in Summit, New Jersey, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Willcox & Gibbs is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended March 31, 2001. On April 20, 1999, the company filed a Chapter 11 petition in the U.S. Bankruptcy Court for the District of Delaware, and the case was closed on February 26, 2003. On August 6, 2001, the company filed a Chapter 11 petition, which was converted to a Chapter 7 petition, in the U.S. Bankruptcy Court for the District of Delaware, and the case was closed on August 28, 2009.

Conclusions of Law

Exchange Act Section 13(a) and Exchange Act Rules (Rule or Rules) 13a-1 and 13a-13 require issuers of securities registered with the Commission pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in annual and quarterly reports, even if the registration is voluntary under Exchange Act Section 12(g). Specifically, Exchange Act Rule 13a-1 requires issuers to file annual reports and Exchange Act Rule 13a-13 requires domestic issuers to file quarterly reports. *See* 17 C.F.R. §§ 240.13a-1, .13a-13. Respondents have failed to do so. "Compliance with those requirements is mandatory and may not be subject to conditions from the registrant." *America's Sports Voice, Inc.*, Exchange Act Release No. 55511, 2007 SEC LEXIS 1241, at *12 (Mar. 22, 2007), *mot. for recons. denied*, Exchange Act Release No. 55867, 2007 SEC LEXIS 1239 (June 6, 2007). Moreover, Respondents have failed to heed delinquency letters sent to them by the Division of Corporation Finance requesting compliance with their periodic filing obligations, or, through their failure to maintain a valid address on file with the Commission, did not receive such letters. *See* OIP at 2. Respondents' failure to file timely annual and quarterly reports is a violation of Exchange Act Section 13(a) and Rules 13a-1 and/or 13a-13.

Sanctions

Exchange Act Section 12(j) authorizes the Commission, "as it deems necessary or appropriate for the protection of investors," to revoke the registration of a class of securities or suspend for a period not exceeding twelve months if it finds, after notice and an opportunity for hearing, that the registrant has failed to comply with any provision of the Exchange Act or rules thereunder. In determining the public interest or what is necessary or appropriate for the protection of investors, the Commission "consider[s], among other things, the seriousness of the issuer's violations, the isolated or recurrent nature of the violations, the degree of culpability involved, the extent of the issuer's efforts to remedy its past violations and ensure future compliance, and the credibility of its assurances, if any, against further violations." *Gateway Int'l Holdings, Inc.*, Exchange Act Release No. 53907, 2006 SEC LEXIS 1288, at *19-20 (May 31, 2006).

The failure to file required periodic reports is a serious violation because the reporting requirements of the Exchange Act are the primary tool that Congress fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of securities. *SEC v. Beisinger Indus. Corp.*, 552 F.2d 15, 18 (1st Cir. 1977). Respondents' violations are recurrent in that each Respondent repeatedly failed to file periodic reports for over a decade. *See Impax Labs., Inc.*, Exchange Act Release No. 57864, 2008 SEC LEXIS 1197, at *25-26 (May 23, 2008) (respondent's failure to make eight filings over an eighteen-month period considered recurrent). Respondents are culpable because they knew, or should have known, of their obligation to file periodic reports. *See* 17 C.F.R. §§ 249.308a, .310 (Commission Forms 10-Q, 10-K); *Robert L. Burns*, Investment Advisers Act of 1940 Release No. 3260, 2011 SEC LEXIS 2722, at *40 n.60 (Aug. 5, 2011) (stating that the Commission has "repeatedly held that ignorance of the securities laws is not a defense to liability thereunder"). By not participating in this proceeding, Respondents forfeited an opportunity to show they have made efforts to remedy their past violations and to offer assurances against further violations. On these facts, it is necessary and appropriate for the protection of investors to revoke the registration of each class of Respondents' registered securities.

It is ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of booktech.com, inc., Cathel Partners, Ltd.,

Direct Markets Holdings Corp., Laidlaw Energy Group, Inc., and Willcox & Gibbs, Inc., is hereby REVOKED.

This Initial Decision shall become effective in accordance with and subject to the provisions of Rule 360 of the Commission's Rules of Practice. *See* 17 C.F.R. § 201.360. Pursuant to that Rule, I FURTHER ORDER that a party may file a petition for review of this Initial Decision within twelve days after service of the Initial Decision. *See* 17 C.F.R. § 201.360(b). A party may also file a motion to correct a manifest error of fact within ten days of the Initial Decision, pursuant to Rule 111 of the Commission's Rules of Practice. 17 C.F.R. § 201.111. If a motion to correct a manifest error of fact is filed by a party, then a party shall have twenty-one days to file a petition for review from the date of the order resolving such motion to correct a manifest error of fact. The Initial Decision will not become final until the Commission enters an order of finality. The Commission will enter an order of finality unless a party files a petition for review or motion to correct a manifest error of fact or the Commission determines on its own initiative to review the Initial Decision as to a party. If any of these events occur, the Initial Decision shall not become final as to that party.

In addition, a respondent has the right to file a motion to set aside a default within a reasonable time, stating the reasons for the failure to appear or defend, and specifying the nature of the proposed defense. 17 C.F.R. § 201.155(b). The Commission can set aside a default at any time for good cause. *Id.*

_____
Brenda P. Murray
Chief Administrative Law Judge